

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2012

<u>Via E-mail</u>
James R. Anderson
Chief Financial Officer
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, Ontario M5G 2C2

   Re: **Denison Mines Corp.**
       Form 40-F for Fiscal Year Ended December 31, 2011
       Filed March 29, 2012
       File No. 001-33414

Dear Mr. Anderson:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ John Reynolds

           John Reynolds
           Assistant Director